UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Flux Power Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2685 S. Melrose Drive

Address of Principal Executive Office (Street and Number)

Vista, California 92081

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the fiscal period year ended June 30, 2024 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense. On September 5, 2024, and as previously disclosed, the Board of Directors, including its audit committee members, concluded that the previously issued audited consolidated financial statements as of and for the fiscal year ended June 30, 2023 and the unaudited consolidated financial statements as of and for the quarters ended September 30, 2023, December 31, 2023, and March 31, 2024 (collectively, the “Prior Financial Statements”), which were filed with the Securities and Exchange Commission (“SEC”) on September 21, 2023, November 9, 2023, February 8, 2024 and May 13, 2024, respectively, should no longer be relied upon because of errors in such financial statements relating to the improper accounting for inventory and a restatement should be undertaken.

During the registrant’s preparation of its consolidated financial statements for the year ended June 30, 2024, it became aware that (i) approximately $1.2 million of excess and obsolete inventory, primarily as a result of a change in battery cells from a new supplier, was not properly reserved or written-off in earlier periods resulting in an overstatement of inventory, and (ii) certain loaner service packs were improperly accounted for as finished goods inventory as of June 30, 2023 resulting in an overstatement of inventory of approximately $0.5 million. As a result, the registrant concluded that the errors resulted in (i) an overstatement of inventory, current assets, total assets and accumulated deficit on its consolidated balance sheet, and (ii) an understatement of cost of sales and net loss, and overstatement of gross profit on its consolidated statement of operations in the Prior Financial Statements.

The registrant is also evaluating the impact that improper accounting for inventory had on other historical consolidated financial statements for previous quarterly and fiscal periods which also could include the audited consolidated financial statements as of and for the years ended June 30, 2022 and 2021, as well as the quarterly unaudited consolidated financial statements within the years ended June 30, 2022, 2021 and 2020.

Based upon the foregoing, the registrant’s Board of Directors is evaluating the impact of these matters on previous fiscal years and quarters to determine which financial statements in addition to the Prior Financial Statements may need to be restated and, as a part of this evaluation, may include additional revisions and/or adjustments to the Prior Financial Statements other than inventory that may be identified during the restatement process.

The registrant has commenced the restatement process. The registrant currently intends to present the restatement in its Form 10-K. However, in light of restatement of Prior Financial Statements and the filing due date for the Form 10-K, the registrant requires additional time to prepare and review the consolidated financial statements for the Form 10-K. The registrant is currently unable to estimate the timing for the filing of the Form 10-K but hopes to file the Form 10-K before the next quarterly report on Form 10-Q is due, or as soon as practicable.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kevin Royal	877	505-3589
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the registrant is still evaluating the impact that improper accounting for inventory had on other historical financial statements for previous quarterly and fiscal periods which also could include the audited consolidated financial statements as of and for the years ended June 30, 2022 and 2021, as well as the quarterly unaudited consolidated financial statements within the years ended June 30, 2022, 2021 and 2020. Therefore, the registrant is currently unable to provide a reasonable estimate of any significant changes in its result of operations for the fiscal year ended June 30, 2024 as compared to the corresponding period in 2023.

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Flux Power Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2024	By:	/s/ Kevin Royal
Kevin Royal Chief Financial Officer

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